UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.1)

WOUND MANAGEMENT TECHNOLOGIES, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

0000714256
(CUSIP Number)

February 25, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial  filing  on  this  form  with  respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures  provided  in  a  prior  cover  page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but  shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.
0000714256
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1)     Names  of  Reporting  Persons.
       I.R.S.  Identification  Nos.  of  Above  Persons  (entities  only)
T Squared Investments LLC
26-0147159
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2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group     (a)  ☐
       (See  Instructions)                                                                        (b)  ☐

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3)     SEC  Use  Only

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4)     Citizenship  or  Place  of  Organization
United States
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     Number  of  Shares     5)     Sole  Voting Power            2,633,415
     Beneficially           ---------------------------------------------------
     Owned  by  Each        6)     Shared  Voting  Power
     Reporting              ---------------------------------------------------
     Person  With             7)     Sole  Dispositive  Power      2,633,415
                                    ---------------------------------------------------
                                         8)     Shared  Dispositive  Power
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9)     Aggregate  Amount Beneficially Owned by Each Reporting Person

2,633,415
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10)     Check  if  the  Aggregate  Amount  in  Row  (9)  Excludes
        Certain  Shares  (See  Instructions)                               ☐

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11)     Percent  of  Class  Represented  by  Amount  in  Item  9

8.00%
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12)     Type  of  Reporting  Person  (See  Instructions)

IA
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ITEM  1.

(A)	NAME OF ISSUER
Wound Management Technologies, Inc.

(B)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE
777 Main Street Suite 3100
Fort Worth, Texas 76102

ITEM 2.

(A)	NAME OF PERSONS FILING
T Squared Investments LLC

(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE
1325 Sixth Ave., Floor 27
New York, NY 10019

(C)	CITIZENSHIP
United States

(D)	TITLE OF CLASS OF SECURITIES
See Cover Page

(E)	CUSIP NUMBER
See Cover Page

ITEM  3.

     If  this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or  (c),  check  whether  the  person  filing  is  a:

(a)	___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	_X_ An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

(f)	___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g)	___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h)	___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP.

     Provide  the  following  information  regarding  the  aggregate  number and percentage  of  the  class  of  securities  of  the issuer identified in Item 1.

(a)	Amount beneficially owned:
See Number 9, on page 2

(b)	Percent of class:
See Number 11 on page 2

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
See Number 5 on page 2.

(ii)	Shared power to vote or to direct the vote:
See Number 6 on page 2.

(iii)	Sole power to dispose or to direct the disposition of:
See Number 7 on page 2.

(iv)	Shared power to dispose or to direct the disposition of:
See Number 8 on page 2.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If  this  statement is being filed to report the fact that as of the date hereof the  reporting  person  has  ceased to be the beneficial owner of more than five percent  of  the  class  of  securities,  check  the  following  ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATION.

By  signing  below we certify that, to the best of our knowledge and belief, the securities  referred to above were not acquired and are not held for the purpose of  or  with  the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant  in  any  transaction  having  that  purpose  or  effect.

Dated: 2/25/2010

	By:	/s/ Thomas Sauve
Name: Thomas Sauve
Title: Managing Member